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Valuation of the Trademarks Fantic Motor & Garelli owned by FRAMA SRL - Corso
Porta Genova,  N.8, Milano

I, Paolo RiBolla born in Bergamo on 5/3/1962 and resident in Largo, Rezzara , No.6, Member no. 25029 of the accounting board of Bergamo, have been requested from the company FRAMA SRL located at Corso Porta Genova, No.5, to establish a value of the following item.

1. Asset to be Valuated;
     The following valuation will establish whether the value of the trademarks "FANTIC MOTOR" and "GARELLI" as listed in the balance sheets of FRAMA SRL is fair in valuation to their economic volume.

2. Trademarks description and their use.

     The above-mentioned trademarks are utilized in the motorcycle industry in order to separate bicycles, motor-bicycles, motorcycles, and parts.
     The trademark Fantic Motor is represented by the word "Fantic Motor" over two lines in creative capital letters with the initial 'F' as the tallest character and the 'T' of Motor that stretches to form the 'T' of Fantic, all words in blue colors and a red border.
     The trademark is registered in Italy and internationally.
     The national trademark number is 307516 registered on January 7,1978 (date first deposited: March 25, 1977, file No.17901 C/77)
     International trademark No.435034 registered on January 7, 1978.
     The trademark "GARELLI" is represented by the character "G" in squared format plus the word Garelli in black/white color; by the word Mosquito and by the word Gary.
     The trademark is registered in Italy and Internationally.
     National trademark No. 495828 (deposited on 8/3/1988 - G Garelli) National trademark No. 406397 (deposited on 2/24/1986 - Mosquito
     National trademark No. 525187 (deposited on 5/30/1990 - Gary) International trademark No. 528019 (G. Garelli)
     International trademark No. 262226 ([Mosquito])

Frama Srl, which registered the contract with the court register in Lecco on April 28, 1995, has issued the license for the sole use of the above said trademark to Merchant Broker Srl, located in Berzago (Como; Via Parini N.8)

The above contract which started on April 28, 1995 for a period of five years will be renewed automatically for another five years unless notice of discontinuance is given via registered letter from either party at least six months in advance.

As compensation for the sole use of the above mentioned trademarks, Merchant Brokers, Srl undertakes to pay to FRAMA SRL a royalty equal to 1.5% of the net sales up to Lire 20.000.000.000 (U.S. $13 million) and 1% of net sales over Lire 20.000.000.000 obtained with sales of all licensed products.

Besides the value of net sales, Merchant Broker Srl, undertakes to guarantee to FRAMA SRL an annual payment of at least Lire 120.000.000 (US$78,000)

3. Overview of the Italian and world motorcycle market and relative standing of Garelli and Fantic Motor Trademarks.

Garelli Trademark.

3.1   Brief History

Garelli is one of the greatest trademarks that made the history of the Italian motorcycle industry .

     Garelli was founded in 1924 and has been one of the first motorcycle manufactures in Italy dedicating, most of its effort right from the upstart toward racing.

     Among some of its notorious pilots, it can be mentioned Achille Varzi, famous for its rivalry with Tazis Nuvolari.

     After the second world war Garelli was acquired by the Agrati Family thus becoming Agrati-Garelli.

     For many years Garelli has been the most direct competitor of Piaggio for the production and sales of motor-bicycles at a point when, for several years, the 50cc was commonly called "the Garelli".

     Following the above events Garelli has been able, over the years, to build the most capillary sales network in Italy after Piaggio to such extent that still today Garelli can count over 500 sales point still active, capable of making at least one acquisition over a period of twelve months.

     Garelli in essence means motor-bicycles, but Garelli has also a very strong tradition in the racing sector- Six times world speeding champion, Garelli has been present till the end of the eighties in races for the class 50cc, 80cc and 125cc with pilots such as Cadalora, Nieto, and Grescin.

3.1.1.   Garelli Product Lines

     Following its tradition, Garelli through its trademarks, two different lines of products;

          *motorcycles
          *scooters

Motorcycles:

     The vehicles which belongs to this line can be subdivided in:

     *motorcycles called Gary 1 mono-gear
     *motorcycles called Gary 2 automatic gear
     *motorcycles called Ciclone multi-gears

the above lines are addressed mostly to the Italian market. For international markets, except for occasional sales, there is a consistent presence over the Swedish market where the company sells about 1,000 pieces per year.

The Italian market is presently contracting since this vehicle has lost its appeal among the young market whose interest is won focused on the scooter market.

Therefore, presently, there is a market for the most economical models of about 100,000 vehicles per year of which Merchant Broker owns approximately 2%-3% of the market share without major efforts to defend its position.

Total sales for this line is approximately Lire 3 Billion/year

Scooters
The vehicles that belong to this category can be subdivided in:
     two narrow wheeled scooters called Queenie
 two large wheeled scooters called Grinta
Such vehicles are sold by Merchant Brokers in Italy with the trademark
Garelli: and internationally with the trademark Fantic
The scooter is the new success story in the motorcycle industry of the past 2-3 years.
In particular, in Italy the market has grown of a rate of 30%-40% per year, taking over among the young market, the motorcycle.
Such phenomenon is spreading to other European countries and after France, such boom has reached Holland and Germany. In Italy such market has reached 600,000 units per year.
The presence of Merchant Broker in this market which is expected to grow for the next 2-3 years, is limited from the lack of funds of Merchant Broker to buy the parts or the products from the Taiwanese suppliers. The sales network
is requesting a product that Merchant Broker is not able to supply.   Last
year Merchant Broker sold approximately 6,500 vehicles of which 2000 were sold internationally.
The turnover is about Lire 10 billion per year but the potential is valued at Lire 18 billion.

Fantic Motor Trademark
3.2 Brief History
Fantic Motor is a trademark established in 1969 with the objective to focus on off-road vehicles of small engine dimensions.
As from the upstart, the right choice of a series of products has determined a
wide success and an exponential growth of the company.   The "Caballero" has
been, throughout the seventies, the motorcycle symbol of young teenagers.
From the first five years of its existence, the trademark Fantic has been associated with innumerous sports achievements.

Through its own racing team, Fantic has dominated the cross-country world champion for all the 70's, winning every year from 1976 to 1981 in the 80 c.c. and 125 c.c. class respectively.

In the 80's, the company dedicated part of its efforts to the trial class competition obtaining innumerous achievements and winning the World Championship in 1985, 1986, and 1988 with French pilot Thierry Michaud. Still today, Fantic is, along with Beta & Gas Gas the most recognized trademark in the trial class having its own racing team which has obtained, with its official pilot Thorry Ahava, the second place in the 1991 world championship and the third place in 1995.
Fantic is a trademark which is strongly recognized at racing levels and very well known internationally at a point where the company exports to 25 different countries, from the U.S. to Australia, from Japan to Korea besides of course, all principal European countries.

3.2.1.  Fantic Products Lines
Through the Fantic trademark, the company markets two product lines which follow the racing and off-road tradition:
     *Cross Country & Off Roads Lines
     *Trial Lines
Furthermore, the company markets the scooter line mentioned in the provisions paragraph.

Cross Country and Off-Roads Lines
The vehicles that belong to this production line can be subdivided in *cross country called Caballero
     *off road called (Koala)
With regards to cross country vehicles, built with engines of 50 c.c. and 80 c.c., these are a typical product of Fantic.


Its market share is very stable and sales are approximately 2,000 units per year with a turnover of about Lire 6 billion. (The company estimates that the true potential sales could be lire 10 billion.
One interesting aspect pertaining this product line for 1996 is the new law which came into effect on January 1st on the limit imposed on engine power and the driving license for motorcycles at the age of 16 years. Such new motors will be available only at lower prices and in this aspect, Merchant Broker will present interesting new products at the next world exhibition of next, November in Milano.

Trial Line
The vehicles belonging to this line can be subdivided in:
     *Trial water cooled called Section
     *Trial air cooled called Clubman
     *Trial for mountain climbing called Coach
This line is the one that has mostly contributed to the name of Fantic in recent years thanks to its successful racing team committed to the World Championship.

The racing model, the trial water cooled Section (265 c.c.,) presented to the world expo in Columbia last October, has obtained a wide success at a point that sales have overtaken the previous model (called K-Rool) by 600 (units) to the 1500 (units) already sold this year with an increase in sales on this model of about Lire 5.5 billion.

The success of the version with the larger engine has pulled the 50 c.c. as well, which although was presented only in April 1995, it has already surpassed the projected sales budget for the entire year well before the same was over.

The market share of the most economical trial line the air-cooled, is very stable since Merchant Broker has almost a monopoly for the 50 c.c. line.




The mountain climbing motorcycle market is in slow but constant growth having registered continuous annual increase in sales.

The sales for the above line is Lire 12 billion per year



4. RECENT HISTORY OF THE "FANTIC MOTORS" AND "GARELLI" TRADEMARKS.

On March 3rd, 1992 the company " Gruppo Industriale Agrati Garelli S.p.A. in liquidation" sold all assets for the production and marketing of motors and motorcycles to the company Merchant Brokers S.r.l. located in Milano, Via Bigli No. 7.
Among all assets sold, the ownership rights of the Garelli trademark was included in the sale. The total sale price was Lire 625.000.000, including the equipment, technical documentation and trademarks.

On March 28, 1995, the company " Fantic Motors S.p.A. in liquidation" located in Lecco, Via Caprera No. 11, sold to Frama S.r.l. located Corso di Porta Genova No. 5, the trademark "Fantic Motor" as described in point 2 of this appraisal.

On April 28, 1995, the company Merchant Brokers S.r.l. sold to Frama S.r.l. the trademark "G Garelli", "Mosquito", and "Gary" as described in point 2 of this appraisal.
The agreed price for the sale was Lire 400.000.000.

Following the sale, the company Frama S.r.l. is now owner of the "Fantic Motor" and "Garelli" trademarks and has included said trademarks on its balance sheet at the acquisition cost of Lire 800.000.000 on 12.31.1995.


5. APPRAISAL OF THE VALUE GIVEN FOR THE TRADEMARKS LISTED ON FRAMA'S BALANCE SHEETS.


5.1. ISSUES ON APPRAISAL METHODS

As already known, the possibility to us certain trademarks is a component that can determine the success of a company. Nevertheless, their value appreciation is not always easy, especially because the value of specific intangible assets tend to be mixed with the company's start up value, which, in turn, is represented by a series of structural or organizational factors that can raise or depress a company' operating results.

According to generally accepted economic and company' laws, trademarks are typically intangible assets or factors that contribute , along with others, to produce income.
These assets, in order to be appraised, must present two characteristics:

     - The asset must be at the origin of different economic benefits
     - The asset must be transferable or sellable to third parties even if at
certain conditions        and at times, together with other tangible or
intangible assets.


5.2 TRADEMARK DEFINITION

A first way to define a trademark is by referring to the company's name or to its products. In this case it is intended to appraise a specific component of the company's activity represented by the notoriety of the company or its product. For notoriety is intended the widespread recognition of a name among potential clients or among the general public. However, more often than not, the notion of a trademark must be interpreted on a wider sense since the notoriety is only one of the many elements that form the marketing activities of a company,

A second way to define a trademark is to refer at the company' image as a whole or to its products. Such image should include a wider concept that goes beyond the simple notoriety.


5.3 APPRAISAL CRITERIA

In order to valuate a trademark, there are appropriate standards that can be applied in order to obtain an analytical valuation.

Following are some of the most commonly used valuation criteria:


a) The historical updated cost method.

It is based on restating at current values, all costs sustained in the past in order to start up an intangible activity. The condition that substantiate this method is that all investments made in order to obtain the intangible asset are, for both type and value, representative of all costs to be incurred today should such asset be reproduced. According to this theory, the trademark value could be defined as the marketing cost as a whole (or all costs sustained to establish the trademarks, develop the products and obtain customer loyalty).


b) The replacement cost method

It consist in estimating the cost that must be incurred, at the valuation date, in order to obtain an intangible asset similar to the one to be appraised. This criteria is more efficiently applied when outside factors have affected the operating environment or other conditions related to the intangible asset to be appraised. The appraised value is determined by the necessary investments needed at the time of the valuation, in order to guarantee the notoriety of the trademarks in the event the company should start from the beginning.


c) The income method

According to the above method, the value of the intangible asset depends from the expected income the above asset is able to generate. Such method requires the possibility to isolate from the company' total revenues, the revenue component which is generated by the appraised asset. This criteria is generally used in case of valuation of patents together with the trademarks and valuation of product portfolios. This criteria can be easily applied when revenues are calculated in relation to the royalties (which is expressed as a percentage of sales) that third parties would be willing to pay in order to obtain the use of the trademark.


d) The price differential method.

The above method assigns a value to certain benefits deriving from certain intangible assets by quantifying and discounting the above-said benefits. It is generally applied when the projected sales seem related to certain elements which are not materially tangible and especially when the trademark plays a predominant role. In this contest, it must be possible to isolate the estimated financial and economic differential results related to the asset itself and then calculate the price differential with respect to products of similar quality.
One example is given by a trademark that allows to obtain a significant premium price with respect to other competitor trademarks.
Considering the higher revenues obtained by higher prices and discounting the values in a sufficient time period, within which it is estimated that the notoriety of the trademark can be achieved, a value to the trademark can be finally assigned.


e) The empirical method

This is a method based on referring to parameters used in practical negotiations which, in turn, are determined by referring to historical transactions. Generally, in the case of trademarks, the valuation is based on multiple of sale.


5.4 CHOICE OF METHOD

Given the objective of this appraisal (the valuation of the trademarks) and the use of this trademarks (the possible licencing to other companies), it has been determined that the best method to be used for this appraisal is the income method as described in sub c).


5.5 APPLYING THE CHOSEN METHOD

First of all, the cash flow expected by Frama s.r.l. in a specific time period for the licensing of "Fantic Motor" and" Garelli" must be determined.
The management of Merchant Brokers S.r.l., the licencee, has produced a projected sales budget for the period April 1995 - April 2000, which is the minimum period for the use of the trademarks and, unless terminated by the parties on April 2000, will automatically be renewed for a further five years. Conservatively, we estimate that the expected income can be certain until the expiration of the contract for the first five years or up to April 2000.

The budget relative to:

     - the sale of products made by Merchant Brokers and carrying the
trademarks "Fantic        Motor" and "Garelli".
     - the royalties due to Frama S.r.l. calculated by Merchant Brokers'
management is the        following:

     Years          Sales     Royalties           Royalties        Total
               Mil. lira     Up to 20 Billion          Over 20 Billion
                         lira (=1.5%)               lira (=1.0%)

     1996          30.000     300                    100               400
     1997          40.000     300                    200               500
     1998          45.000     300                    250               550
     1999          50.000     300                    300               600
     2000(4 m.)     16.666     250                                   250
                                                            ---
                                                            2.300

According to the projections, Frama s.r.l. will obtain revenues equal to Lire
2.300 until April 2000. Even if during the last year that was taken into account - the year 2000 - the income will be earned for only four months, we will nevertheless calculate the annual average income by dividing the total expected income by 5:

     Lire 2,300/5 = Lire 460.000.000

By subtracting the expected taxes to be paid, we shall have a value of:

Lire 215.000.000 which will state the average net annual income that Frama s.r.l. will receive over the next five years by licensing its trademarks "Fantic Motor" and "Garelli" to another company.

The value we want to identify, or the lowest assignable value to the above trademarks, is the present value of an income of Lire 215.000.000 for a period of 5 years according to the formula

               VM = RA -----
                         n/i
where:

     VM:      Trade mark value
      R:     Expected income (215.000.000 lira)
      n:     number of years income is to be expected (=5)
      i:     discount rate

The discount rate is generally established by taking a base rate that is usually the average rate of long term treasury bills plus a premium for the entrepreneurial risk net of inflation.

For what concerns the base rate, the present situation in the financial markets suggest some precaution in choosing a right rate for the medium - long term range. The present interest rate trend is currently influenced by growing turbulence and uncertainty factors in the international financial market which, coupled with the increasing need for the financing of the public debt and the current need to support the lira are all contributing in setting the short term rates at a very low level. On these basis, the base rate can be determined to be between 4-6% net of inflation.

The premium for the normal risks is identified to be between 5-6%

Therefore we can state that the discount rate can be established at a value ranging between 9-12%


5.6 TRADEMARK VALUATION

On the basis of the above data, we are now able to calculate the value of the trademarks at different ranges by applying different levels of discount rates.

     Rates (%)
     Base rate          4     5     6
     Risk rate          5     6


     Range(%)
     Minimum limit     9
     Maximum limit     12

     Expected income     215.000.000

     Years discounted     5


     Rate (%)          Present value of income stream
     --------          -------------------------------

      9,00               836.275.022
      9,20               831.953.262
      9,40               827.667.175
      9,60               823.416.379
      9,80               819,200,497
     10,00               815.019.155
     10,20               810.871.988
     10,40               806.758.630
     10,60               802.678.725
     10,80               798.631.917
     11,00               794.617.859
     11,20               790.636.204
     11,40               786.686.614
     11,60               782,768.751
     11,80               778.882.283
     12,00               775.026.884


5.7 CONCLUSION

The above table shows how the trademark valuation range is between Lire
775.000.000 and Lire 836.000.000.

Therefore, taking into account all of the above considerations, we conclude that the value for the Fantic Motor and Garelli trademarks is fairly represented on its balance sheet at 12.31.1995 for Lire 800.000.000 and it is in line with current estimated market value.



Bergamo 5 - 31 - 1996




                              Dr. Paolo RiBolla